Exhibit (a)(5)(F)
NEWS RELEASE
Contacts:
OSI Pharmaceuticals, Inc.
Kathy Galante (investors/media)
Senior Director
631-962-2043
Kim Wittig (media)
Director
631-962-2135
OSI Pharmaceuticals Announces the Results of its Offer to
Purchase its 2% Convertible Notes and a Change in the
Expiration Time of its Offer to Purchase its 3% Convertible Notes
MELVILLE, N.Y. — July 13, 2010 (BUSINESS WIRE) — OSI Pharmaceuticals, Inc. (the “Company”) announced today that all of its 2% Convertible Senior Subordinated Notes due 2025 (the “2% Notes”) have been surrendered for conversion, as provided for in the Indenture governing the notes. As a result, no 2% Notes remain outstanding and the Company has terminated the Offer to Purchase the 2% Notes that the Company was required to make pursuant to Section 3.9 of the Indenture.
As previously announced, the Company has made an Offer to Purchase its 3% Convertible Senior Subordinated Notes due 2038 (the “3% Notes”) pursuant to an Offer to Purchase dated June 17, 2010 as amended and supplemented (the “Offer to Purchase”). Each holder of a 3% Note has a right (the “Purchase Right”) to require the Company to purchase all or part of the holder’s 3% Notes as a result of a Fundamental Change. As explained in the Offer to Purchase, three Fundamental Changes have occurred. One Fundamental Change occurred on June 3, 2010 as a result of the acquisition by Astellas Pharma Inc. of beneficial ownership of more than 50% of the Company’s common stock (the “Change of Control”). A second Fundamental Change occurred on June 8, 2010 as a result of the merger of the Company with an indirect subsidiary of Astellas Pharma Inc. (the “Merger”). A third Fundamental Change occurred on June 18, 2010 as a result of the delisting of the Company’s common stock from the NASDAQ Global Select Market (the “Delisting”). The Company has amended its Offer to Purchase the 3% Notes so that the Expiration Time of the Purchase Right is July 30, 2010, regardless whether the Purchase Right arises as a result of the Change of Control, the Merger or the Delisting. For each $1,000 principal amount of 3% Notes validly tendered pursuant to the Purchase Right and not validly withdrawn on or prior to July 30, 2010, the Company will pay, in cash, the purchase price of $1,000 plus accrued and unpaid interest to, but excluding, August 2, 2010. Such payment will be made on August 2, 2010.

To exercise their Purchase Right as a result of the Change of Control, Merger or the Delisting, holders must surrender their 3% Notes for purchase to the paying agent at any time on or before July 30, 2010 and follow the applicable procedures, as described in the Indenture and in the Second Amended and Restated Fundamental Change Purchase Notice distributed to the holders of the 3% Notes and published on the Company’s web site.
About OSI Pharmaceuticals
OSI Pharmaceuticals is committed to “shaping medicine and changing lives” by discovering, developing and commercializing high-quality, novel and differentiated targeted medicines designed to extend life and improve the quality of life for patients with cancer and diabetes/obesity. For additional information about OSI, please visit http://www.osip.com.
This news release contains forward-looking statements. These statements are subject to known and unknown risks and uncertainties that may cause actual future experience and results to differ materially from the statements made. Factors that might cause such a difference include, among others, the businesses of the OSI and Astellas may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected, the expected growth opportunities and cost savings from the Merger may not be fully realized or may take longer to realize than expected, OSI’s and its collaborators’ abilities to effectively market and sell Tarceva and to expand the approved indications for Tarceva, OSI’s ability to protect its intellectual property rights, safety concerns regarding Tarceva, competition to Tarceva and OSI’s drug candidates from other biotechnology and pharmaceutical companies, the completion of clinical trials, the effects of FDA and other governmental regulation, including pricing controls, OSI’s ability to successfully develop and commercialize drug candidates, and other factors described in OSI Pharmaceuticals’ filings with the Securities and Exchange Commission.